Exhibit 99.27

Condensed Interim Financial Statements
March 31, 2021

Unaudited

(Stated in United States Dollars)

CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(Stated in United States Dollars) Unaudited

	Note	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash		$1	$1
Funds held in escrow	3	43,653,849	—
Deferred financing costs	4	1,210,165	—
Receivable from related party	5	20,750,000	—
Total current assets		65,614,015	1
Total assets		$65,614,015	$1
LIABILITIES
Subscription receipts payable	3	$44,743,219	$—
Interest payable on loan	6	36,952	—
Accounts payable		132,447	—
Loan payable	6	20,750,000	—
Total current liabilities		65,662,618	—
Total liabilities		65,662,618	—
EQUITY
Share capital	7	1	1
Deficit		(48,604)	—
Total equity		(48,603)	1
Total liabilities and equity		$65,614,015	$1

Subsequent events [Note 8]

See accompanying notes to the condensed interim financial statements

Approved by the Board of Directors and authorized for issue on May 11, 2021

"John Seaman"	"Ewan Downie"
Director	Director

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CONDENSED INTERIM STATEMENT OF LOSS AND COMPREHENSIVE LOSS

(Stated in United States Dollars) Unaudited

Three months ended March 31,
	Note	2021
Interest income	3	838
Interest expense	6	(36,952)
Legal Fees		(12,490)
Loss and comprehensive loss for the period		$(48,604)

See accompanying notes to the condensed interim financial statements

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CONDENSED INTERIM STATEMENT OF CASH FLOWS

(Stated in United States Dollars) Unaudited

Three months ended March 31,
Loss for the period		$(48,604)
Accounts payable		132,447
Interest payable	6	36,952
Cash provided by operating activities		$120,795
INVESTING ACTIVITIES Advances to related party	5	(20,750,000)
Cash used in investment activities		$(20,750,000)
FINANCING ACTIVITIES Proceeds on loan from Equinox	6	20,750,000
Net subscription receipts classified as restricted cash	3	(43,709,463)
Subscription receipts payable	3	44,800,223
Deferred financing costs	3	(1,211,555)
Cash provided by financing activities		$20,629,205
Change in cash during the period		—
Cash, beginning of the period		1
Cash, end of the period		$1

See accompanying notes to the condensed interim financial statements

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CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Stated in United States Dollars) Unaudited

Issued and outstanding	Number of shares	Share capital	Deficit	Total equity
Balance as at November 10, 2020	—	$—	$—	$—
Shares issued upon incorporation	1	1	—	1
Balance as at December 30, 2020	1	1	—	1
Loss for the period	—	—	(48,604)	(48,604)
Balance as at March 31, 2021	1	$1	$(48,604)	$(48,603)

See accompanying notes to the condensed interim financial statements

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NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Stated in United States Dollars) Unaudited

1.	NATURE OF BUSINESS

i-80 Gold Corp (the "Company"), is a Canadian Company incorporated on November 10, 2020. The Company's principal shareholder is Premier Gold Mines Limited ("Premier"). The Company's head office is located at Suite 2500 Park Place, 666 Burrard Street, Vancouver, British Columbia, V6B 2X8.

Plan of Arrangement with Equinox Gold Corp.

On December 16, 2020, Premier, Equinox Gold Corp. ("Equinox Gold") and the Company entered into a definitive arrangement agreement (the "Agreement") whereby Equinox Gold will acquire all of the outstanding shares of Premier by way of a plan of arrangement (the "Transaction"). Under the Transaction, Premier will transfer its ownership interest in its 100% wholly-owned subsidiary Premier Gold Mines USA Inc. ("Premier USA") to the Company in consideration for shares of the Company, so that the Company will become the indirect owner of the U.S. gold projects currently owned by Premier through Premier USA (the "Premier USA Ownership Interests"). Following the transfer of the Premier USA Ownership Interests to the Company, Premier will distribute 70% of the issued and outstanding shares of the Company to Premier shareholders pursuant to the Transaction, while Equinox Gold (through its 100% ownership in Premier) will hold approximately 30% of the issued and outstanding shares of the Company upon completion of the Transaction.

On February 23, 2021, Premier's securityholders voted to approve the Transaction. By approving the Transaction, Premier securityholders also approved the spin-out to its shareholders shares of the Company.

On March 29, 2021, Premier announced that the Federal Economic Competition Commission in Mexico (COFECE) has granted approval of the proposed Transaction with Equinox Gold. Additionally, the Toronto Stock Exchange has conditionally approved the listing of the common shares of the Company in connection with the Transaction. The Transaction closed on April 7, 2021, as further described in Note 8 of these condensed interim financial statements.

Osgood Mining Company LLC Acquisition Agreement

On August 10, 2020, Premier together with Premier USA announced that it had entered into a definitive purchase agreement with affiliates of Waterton Global Resource Management, Inc. (“Waterton”) to acquire from Waterton all of the outstanding membership interests of Osgood Mining Company LLC (“Osgood”). Osgood is the owner of the Getchell Project in the Getchell gold belt near Winnemucca, Nevada (“Getchell” or the “Getchell Project”) for consideration consisting of $23 million in cash and $27 million in common shares of the Company, plus contingent value rights and warrants.

Upon completion of the Transaction, Getchell will be 100% held by Premier USA and become one of its core Nevada assets in conjunction with the spin-off of Premier’s U.S. assets as further described in Note 8 of these condensed interim financial statements.

COVID-19

The COVID-19 pandemic continues to develop rapidly in 2021, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people (such as social distancing and working from home) and securing resources that are essential to the Company.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These unaudited condensed interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted and these unaudited condensed interim financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2020.

The unaudited condensed interim financial statements of the Company for the period ended March 31, 2021 were approved and authorized by the Board of Directors on May 11, 2021.

The accounting policies applied in the preparation of these unaudited condensed interim financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2020 and as discussed below.

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NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Stated in United States Dollars) Unaudited

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company's unaudited condensed interim financial statements are consistent with those applied and disclosed in Note 2 of the Company's audited financial statements for the year ended December 31, 2020 and as discussed below.

(b)	Functional and presentation currency

Functional currency

The functional currency of the Company is the Canadian Dollar ("CAD") which reflects the underlying transactions, events and conditions that are relevant to the entity. Management considers the following indicators in determining functional currency including the currency that influences purchases and other costs. Other indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operations are usually retained.

Change in presentation currency

On January 1, 2021, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve comparability of the Company’s financial results with other publicly traded businesses in the mining industry.

The Company reviewed the guidance in IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, and has determined that applying the change to USD presentation currency retrospectively does not result in a restatement of the comparative financial information.

Reference to $ or USD is to US dollars, reference to C$ or CAD is to Canadian dollars.

(c)	Significant accounting judgements and estimates Financial instruments

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss ("FVPL"), directly attributable transaction costs. Financial instruments are recognized when the Company becomes a party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate. The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income ("FVOCI"). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in the statements of operations.

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, cash held in escrow, receivable from related party and certain other assets are classified as and measured at amortized cost.

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NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Stated in United States Dollars) Unaudited

Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVPL. A financial liability is classified as at FVPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

3.	FUNDS HELD IN ESCROW

On March 18, 2021, the Company completed its private placement offering of 30,914,614 subscription receipts at a subscription price of C$2.60 per subscription receipt for aggregate gross proceeds of approximately C$80.4 million. The offering was conducted on a marketed private placement basis through a syndicate of agents led by CIBC World Markets Inc., and including Sprott Capital Partners LP, Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Scotia Capital Inc., BMO Nesbitt Burns Inc., Cormark Securities Inc. and RBC Dominion Securities Inc.

The funds held in escrow were released and shares were issued pursuant to the Transaction closing on April 7, 2021, as further described in Note 8 of these condensed interim financial statements.

	CAD	USD
Gross subscription receipts	$80,377,996	$64,000,316
Amount held back by Equinox in relation to loan (Note 6)	(24,113,398)	(19,200,094)
Net subscription proceeds (i)	56,264,598	44,800,222
Deferred financing costs deducted from proceeds (ii)	(1,370,936)	(1,091,597)
Interest earned on funds held in escrow	1,053	838
Foreign exchange revaluation	—	(55,614)
Funds held in escrow	$54,894,715	$43,653,849

(i)	Net subscription proceeds have been recorded as subscription receipts payable pending the Transaction close on April 7, 2021. As the payable is denominated in CAD it has been revalued to $44.74 million at March 31, 2021.

(ii)	Deferred financing costs are comprised of commission and agency fees associated with the financing. As the amounts are denominated in CAD they has been revalued to $1.09 million at March 31, 2021.

4.	DEFERRED FINANCING COSTS

Deferred financing costs are comprised of $1.09 million in commission and agency fees and $0.12 million in legal fees associated with the financing.

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NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Stated in United States Dollars) Unaudited

5.	RECEIVABLE FROM RELATED PARTY

On March 18, 2021, the Company advanced $20.75 million to Premier USA for the purposes of making a cash deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Getchell Project. The advance is a non-interest bearing demand note with no set repayment terms.

6.	LOAN PAYABLE

Equinox Gold advanced to the Company a $20.75 million bridge loan that the Company then advanced to Premier USA for the purposes of making a $20.75 million cash deposit with affiliates of Waterton in partial satisfaction of the purchase price payable to Waterton for the acquisition of the Getchell Project as further described in Note 1 and Note 5 of these condensed interim financial statements. The loan matures 10 banking days following the closing of the arrangement (or, if earlier, when the loan is otherwise terminated in accordance with its terms), and bears interest at a rate of 5% per annum that will be payable in arrears on the maturity date. The loan is secured against the assets of the Company, Premier and Premier USA, and subordinated to the security of Premier's existing secured creditors. The loan matured and the principal balance of $20.75 million along with accrued interest of $0.04 million was repaid through a combination of the Equinox Gold subscription receipts in the amount of $19.20 million and the remainder in cash following the closing of the Transaction.

7.	SHARE CAPITAL

(a)	Authorized share capital

At March 31, 2021, the authorized share capital consisted of an unlimited number of common shares without par value.

(b)	Issued share capital

Upon incorporation the Company issued 1 fully paid and non-assessable common share to Premier.

8.	SUBSEQUENT EVENTS

Plan of Arrangement with Equinox Gold

The Transaction as further described in Note 1 of these condensed interim financial statements closed on April 7, 2021. Premier shareholders received 0.1967 of an Equinox Gold share for each Premier share held representing an at-market acquisition based on the 10-day volume-weighted average closing prices for both Equinox Gold and Premier shares on the Toronto Stock Exchange; and 0.4 of a share of the Company for each Premier share held.

Following the completion of its spin-out from Premier by way of the plan of arrangement completed on April 7, 2021, the subscription receipts were released from escrow and converted to common shares of the Company and were listed and posted for trading on the Toronto Stock Exchange (“TSX”). Trading in the Company's common shares commenced at the opening of the TSX on April 13, 2021, under the symbol “IAU”.

Getchell Project

On April 15, 2021, the Company, together with Premier Gold Mines USA Inc. completed the purchase agreement with affiliates of Waterton to acquire from Waterton all of the outstanding membership interests of Osgood, as further described in Note 1 of these condensed interim financial statements. Consideration paid to Waterton consisted of (i) $23 million in cash, (ii) 13,036,846 common shares of the Company, (iii) warrants to purchase 12,071,152 common shares of the Company, with an exercise price C$3.64 per common share, for a period of 36 months following the closing date, and (iv) contingent value rights include a payment to Waterton in the amount of $5 million upon the public announcement of a positive production decision related to the Getchell Project (underground or open pit), and an additional $5 million upon production of the first ounce of gold (excluding ordinary testing and bulk sampling programs) following a 60 consecutive day period where gold prices have exceeded $2,000 per ounce. The common shares and warrants issued are subject to a statutory hold period under applicable Canadian securities legislation expiring on August 15, 2021.

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NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Stated in United States Dollars) Unaudited

Christison Purchase Agreement

On December 15, 2020, Premier USA entered into a definitive purchase agreement with the Christison Family Trust and Seven Dot Cattle Co. LLC to acquire certain fee lands and unpatented mining claims (the “First Property” and the “Second Property”) (collectively the “Christison Acquisition”) situated in Humboldt County, Nevada, for consideration consisting of $10 million in cash and $5 million in common shares of the Company. The mining claims are located adjacent to the Getchell Project as discussed in Note 1 of these condensed interim financial statements. During the fourth quarter of 2020 Premier USA paid $7.5 million in cash as consideration for the First Property. On May 10, 2021, Premier USA completed the acquisition of the Second Property for consideration of $2.5 million in cash and 2,430,488 common shares of the Company.

Financing Agreements

Also in connection with the closing of the Transaction on April 7, 2021, the Company entered into an offtake agreement with OMF Fund II (O) Ltd. ("Orion") and a silver stream agreement with OMF Fund II SO Ltd. ("Nomad").

Offtake Agreement

Under the terms of the Offtake Agreement, the Company has agreed to sell, and Orion has agreed to purchase (i) an aggregate of 29,750 ounces of refined gold for 2021, and (ii) up to an aggregate of 31,500 ounces of refined gold annually (the "Annual Gold Quantity") from the Company's Eligible Projects until March 1, 2027. The Company's Eligible Projects include the South Arturo Project, the McCoy-Cove Project, and the Getchell Project. The final purchase price to be paid by Orion will be, at Orion’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale. In the event that the Company does not produce the Annual Gold Quantity in any given year, the obligation is limited to those ounces actually produced.

Purchase and Sale Agreement (Silver)

The Company entered into a Purchase and Sale Agreement (Silver) (the "Stream Agreement") with Nomad, whereby the Company will deliver to Nomad (i) 100% of the refined silver from minerals from the Main Stream Area, and (ii) 50% of the refined silver from the Exploration Stream Area. Nomad will pay an ongoing cash purchase price equal to 20% of the silver market price on the day immediately preceding the date of delivery. Following the delivery of an aggregate amount of refined silver equal to $1.0 million to Nomad under the Stream Agreement, Nomad would continue to purchase the refined silver at an ongoing cash purchase price equal to 20% of the prevailing silver price. The Stream Agreement is unsecured and the initial term of the agreement is 40 years.

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